U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of July 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Sibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated May 28, 2003, relating to the announcement of the final terms of stock acquisition rights to be issued as stock options

2.	Purchase Report on Treasury Shares for the period from May 1, 2003 to May 31, 2003, filed on June 12, 2003, with the Kanto Local Finance Bureau

3.	Press release dated June 23, 2003, relating to the announcement of the results of share buyback program for the period from May 29, 2003 through June 23, 2003

4.	Press release dated June 25, 2003, relating to the announcement of the share buyback program for the period from July 1, 2003 to July 28, 2003

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	July 7, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

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Trend Micro Announces Final Terms of Stock Acquisition Rights to be issued as Stock Options

Tokyo, Japan—May 28, 2003—Trend Micro (TSE: 4704; Nasdaq: TMIC), a worldwide leader in antivirus and Internet content security software and services, today announced that the final terms of Stock Acquisition Rights to be issued as stock options.

1.	Amount to be paid upon exercise of Stock Acquisition Rights:

977,500 yen per Stock Acquisition Right (1,955 yen per share)

2.	Amount to be accounted for as stated capital:

978 yen per share

3.	Aggregated amount to be issued or transferred upon exercise Stock Acquisition Rights:

4,887,500,000 yen

Notes:

Issue date of Stock Acquisition Rights:

May 28, 2003

Number of Stock Acquisition Rights to be issued:

5,000(The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is 500.)

Exercise period of the stock acquisition rights:

From May 28, 2004 to May 27, 2008

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

PURCHASE REPORT

ON TREASURY SHARES

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From	May 1, 2003
	To	May 31, 2003

Trend Micro Incorporated

( 9 4 1 2 7 2 )

Purchase Report on Treasury Shares

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From	May 1, 2003
	To	May 31, 2003

To: Director General of Kanto Local Finance Bureau

Filed on June 12, 2003

Corporate Name	Trend Micro Incorporated

Title and Name of Representative	President and Representative Director: Chang Ming-Jang

Location of the Registered Office	Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Treasurer and Accountant Manager: Yuzuru Nanami

Place to Contact	Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Treasurer and Accountant Manager: Yuzuru Nanami

Place at which copies of the Annual Securities Report is Offered for Public Inspection

Name	Location
Tokyo Stock Exchange	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan

Class of Shares: Ordinary Shares

1.	Desctiption of Purchase

(1)	Description of Purchase according to the Resolution by the General Meeting of Shareholders

(As of May 31, 2003)

Segment	Number of Shares		Total Amount	Remarks
Description of the Resolution on the General Meeting of Shareholders (Resolution on March 26, 2002)	2,500,000 shares		JPY 5,000,000,000	Note
Number of Treasury Shares purchased for the Reporting Period (Date of Purchase)	May 1	50,000 shares	JPY 73,112,500
	May 2	50,000 shares	JPY 71,946,500
	May 6	50,000 shares	JPY 77,737,500
	May 7	10,000 shares	JPY 16,000,000
	May 29	50,000 shares	JPY 98,879,500

	Total	210,000 shares	JPY 337,676,000

Total Number of Treasury Shares purchased by the End of the Reporting Month	235,000 shares		JPY 373,928,000

Progress of Purchase of Treasury Shares	9.4%		7.5%

Note:	It is 1.89% of the ratio of (i) the total number of shares resolved pursuant to Section 1 of Article 210 of the Commercial Code of Japan at the general meeting of shareholders to (ii) the total number of shares issued and outstanding as at the date when such general meeting was closed.

(2)	Description of Purchase from the Subsidiaries

Not applicable

(3)	Description of Purchase for Cancellation by using Revaluation Excess

Not applicable

2.	Description of Disposition

Not applicable

3.	Description of Holding

(As of May 31, 2003)

Segment	Number of Shares	Remarks
Total Number of Shares issued and outstanding	132,503,417 shares
Number of Treasury Shares held	1,327,035 shares
Number of Treasury Shares held for Cancellation by using Revaluation Excess	0 shares

Trend Micro Announces Results of Share Buyback

Tokyo, Japan—June 23, 2003—Trend Micro (TSE: 4704; Nasdaq: TMIC), a worldwide leader in network antivirus and Internet content security, today announced the results of share buyback pursuant to Article 210 of the Japanese Commercial Code. The share buyback program was approved pursuant to a resolution of a meeting of its Board of Directors held on May 20, 2003.

1.	Repurchase period: May 29, 2003 through June 23, 2003

2.	Number of shares repurchased: 179,000 shares

3.	Aggregate cost of shares repurchased: 349,012,500 yen

<Note>

1. At the14th Ordinary General Meeting of Shareholders on March 26, 2003, the following was resolved:

Number of shares to be repurchased: Maximum of 2,500,000 shares

Aggregate cost: Maximum of 5,000,000,000 yen

2. After the14th Ordinary General Meeting of Shareholders on March 26, 2003, the Company has repurchased its shares as follows:

Aggregate number of shares repurchased: 364,000 shares

Aggregate cost: 624,061,000 yen

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our Web site at http://www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Announces Share buyback Program

Pursuant to Commercial Code Article 210 relating to Acquisition of Treasury Stocks

Tokyo, Japan—June 25, 2003—Trend Micro (TSE: 4704; Nasdaq: TMIC), a worldwide leader in network antivirus and Internet content security, today resolved at a meeting of its Board of Directors to repurchase its shares from the market.

1.	Repurchase period: July 1 to July 28, 2003

2.	Number of shares to be repurchased: Maximum of 500,000 shares

3.	Aggregate cost: Maximum of 997,500,000 yen

4.	Repurchase method: Transactions through the Tokyo Stock Exchange

<Note>

1. At the 14th Ordinary General Meeting of Shareholders on March 26, 2003, the following was resolved:

Number of shares to be repurchased: Maximum of 2,500,000 shares

Aggregate cost: Maximum of 5,000,000,000 yen

2. After the 14th Ordinary General Meeting of Shareholders on March 26, 2003, the Company has repurchased its shares as follows:

Aggregate number of shares repurchased: 364,000 shares

Aggregate cost: 624,061,000 yen

About Trend Micro

Trend Micro is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our Web site at http://www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp